UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

For Immediate Release

ASUR 4Q15 PASSENGER TRAFFIC UP 9.73% YOY

México D.F., February 22, 2016, Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced results for the three- and twelve-month periods ended December 31, 2015.

4Q15 Highlights1:

•	EBITDA[2] increased by 23.69% to Ps.1,126.19 million
•	Total passenger traffic was up 9.73%
•	Total revenues increased by 72.37%, reflecting increases of 14.25% in aeronautical revenues, 26.53% in non-aeronautical revenues, and 279.88% in construction services revenues
•	Commercial revenues per passenger increased by 16.27% to Ps.88.70
•	Operating profit increased by 26.50%
•	EBITDA margin was 38.77% compared with 54.02% in 4Q14

•         Adjusted EBITDA margin3, excluding the effect of IFRIC12, was 70.71% compared with 67.95% in 4Q14

1.	Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three- and twelve-month periods ended December 31, 2015, and the equivalent three- and twelve-month periods ended December 31, 2014. Results are expressed in pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps.17.2487.

2.	EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

3.	Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, as explained in page 5 of this report. Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues less construction services revenues. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.
ASUR 4Q15, Page 1 of 18

Passenger Traffic

4Q15 total passenger traffic increased year-over-year by 9.73%, reflecting growth of 10.06% in domestic passenger traffic and 9.43% in international passenger traffic.

The 10.06% increase in domestic passenger traffic was driven by increases at all of ASUR’s airports. The 9.43% growth in international passenger traffic resulted mainly from an increase of 10.46% in traffic at the Cancun airport.

Total passenger traffic for FY15 increased by 12.88%, reflecting growth of 13.49% in domestic passenger traffic driven by increases at all of ASUR’s airports. The 12.39% increase in international passenger traffic resulted primarily from an increase of 13.34% at the Cancun airport.

Table I: Domestic Passengers (in thousands)

Airport	4Q14	4Q15	% Change	FY14	FY15	% Change
Cancún	1,385.0	1,503.7	8.57	5,483.5	6,027.4	9.92
Cozumel	26.0	36.5	40.38	85.1	110.1	29.38
Huatulco	123.2	126.6	2.76	415.9	517.2	24.36
Mérida	362.8	427.6	17.86	1,319.6	1,546.4	17.19
Minatitlán	60.5	63.6	5.12	225.9	246.1	8.94
Oaxaca	138.5	165.7	19.64	484.8	599.6	23.68
Tapachula	49.9	72.4	45.09	163.7	254.8	55.65
Veracruz	288.4	294.2	2.01	1,063.5	1,166.9	9.72
Villahermosa	298.0	316.8	6.31	1,057.0	1,220.2	15.44
TOTAL	2,732.3	3,007.1	10.06	10,299.0	11,688.7	13.49

Note: Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)

Airport	4Q14	4Q15	% Change	FY14	FY15	% Change
Cancún	2,844.0	3,141.5	10.46	11,971.9	13,569.1	13.34
Cozumel	77.4	76.8	(0.78)	429.4	443.7	3.33
Huatulco	23.7	22.0	(7.17)	103.8	101.5	(2.22)
Mérida	28.7	28.8	0.35	117.3	117.2	(0.09)
Minatitlán	2.3	2.9	26.09	8.9	10.3	15.73
Oaxaca	12.8	13.8	7.81	57.5	63.6	10.61
Tapachula	2.5	2.5	0.00	11.5	10.9	(5.22)
Veracruz	27.9	19.1	(31.54)	94.0	83.0	(11.70)
Villahermosa	15.2	13.4	(11.84)	64.3	52.9	(17.73)
TOTAL	3,034.5	3,320.7	9.43	12,858.6	14,452.2	12.39

Note: Passenger figures exclude transit and general aviation passengers.

ASUR 4Q15, Page 2 of 18

Table III: Total Passengers (in thousands)

Airport	4Q14	4Q15	% Change	FY14	FY15	% Change
Cancún	4,229.0	4,645.2	9.84	17,455.4	19,596.5	12.27
Cozumel	103.4	113.3	9.57	514.5	553.8	7.64
Huatulco	146.9	148.6	1.16	519.7	618.7	19.05
Mérida	391.5	456.4	16.58	1,436.9	1,663.6	15.78
Minatitlán	62.8	66.5	5.89	234.8	256.4	9.20
Oaxaca	151.3	179.5	18.64	542.3	663.2	22.29
Tapachula	52.4	74.9	42.94	175.2	265.7	51.66
Veracruz	316.3	313.3	(0.95)	1,157.5	1,249.9	7.98
Villahermosa	313.2	330.2	5.43	1,121.3	1,273.1	13.54
TOTAL	5,766.8	6,327.8	9.73	23,157.6	26,140.9	12.88

Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 4Q15

Total revenues for 4Q15 rose 72.37% year-over-year to Ps.2,905.16 million, mainly due to increases of:

•	14.25% in revenues from aeronautical services, mainly as a result of the 9.73% increase in passenger traffic;

•	26.53% in revenues from non-aeronautical services, principally reflecting the 27.61% increase in commercial revenues detailed below; and

•	279.88% in revenues from construction services that resulted from higher capital expenditures and other investments in concessioned assets during the period.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, and parking lot fees.

Commercial revenues increased by 27.61% year-over-year in 4Q15, principally due to a 9.73% increase in total passenger traffic. There were increases in revenues from the following activities:

•	35.50% in retail operations;
•	17.11% in duty free;
•	22.44% in food and beverage operations;
•	44.65% in car rental revenues;
•	54.62% in other revenue;
•	16.48% in advertising.
•	9.35% in parking lot fees;
•	22.93% in banking and currency exchange services;
ASUR 4Q15, Page 3 of 18

•	22.34% in ground transportation; and
•	29.96% in teleservices.

Retail and Other Commercial Space
Opened since December 31, 2014

Business Name	Type	Opening Date
Cancun
Prisonart	Retail	February 2015
Cinco Soles (T2)	Retail	February 2015
Banamex (1 ATM)	Banking	February 2015
Sunglass Hut Mexico	Retail	March 2015
Kipling	Retail	June 2015
Banamex	Banking	August 2015
Banamex	Banking	August 2015
Star Island café	Food & Beverage	August 2015
Gasolinera	Gas Station	September 2015
Roger Leather Boutique	Retail	December 2015
US$ 10 Store	Retail	December 2015
US$ 10 Store	Retail	December 2015
Coconut’s	Food & Beverage	December 2015
Mac	Retail	December 2015
Merida
Watch My Watch	Retail	September 2015
Veracruz
Sunglass Hut	Retail	December 2015
Oaxaca
Hertz	Car Rental	October 2015
Huatulco
Snack Bar	Food & Beverage	November 2015
Minatitlan
Salon VIP	Business Lounge	February 2015

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

Table IV: Commercial Revenues per Passenger for 4Q15

	4Q14	4Q15	% Change
Total Passengers (‘000)	5,815	6,382	9.76
Total Commercial Revenues	443,586	566,059	27.61
Commercial revenues from direct operations (1)	100,123	94,962	(5.15)
Commercial revenues excluding direct operations	343,463	471,097	37.16

ASUR 4Q15, Page 4 of 18

	4Q14	4Q15	% Change
Total Commercial Revenue per Passenger	76.29	88.70	16.27
Commercial revenue from direct operations per passenger (1)	17.22	14.88	(13.59)
Commercial revenue per passenger (excluding direct operations)	59.07	73.82	24.97

Note: For purposes of this table, approximately 47,840 and 54,600 transit and general aviation passengers are included in 4Q14 and 4Q15, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports, as well as the direct sale of advertising space through April 30, 2015, when advertising sales were concessioned to a third party.

Construction revenues and expenses: ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the income from construction or improvements to concessioned assets made during the relevant period. During 4Q15, ASUR recognized Ps.1,312.53 million in revenues from “Construction Revenues,” a year-on-year increase of 279.88%, reflecting higher capital expenditures in concessioned assets. The same amount is recognized under the expense line, “Construction Costs,” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA margin, as the increase in revenues that relate to Construction Revenues does not result in a corresponding increase in EBITDA.

As a result, 4Q15 EBITDA Margin was 38.77% compared with 54.02% in 4Q14. Adjusted EBITDA Margin, however, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, was 70.71% in 4Q15 compared with 67.95% in 4Q14.

Total operating costs and expenses for 4Q15 rose 113.41% year-over-year, primarily due to the following increases:

•	279.88% in construction costs, reflecting higher levels of capital improvements made to concessioned assets during the period;

•	26.11% in administrative expenses, principally reflecting higher marketing and professional fees;

•	23.60% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee);

•	16.63% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee);
ASUR 4Q15, Page 5 of 18

•	1.67% in cost of services, mainly due to higher software license fees and maintenance expenses. The higher cost of sales derived from the convenience stores directly operated by ASUR also contributed to this increase; and

•	4.13% in depreciation and amortization, resulting mainly from capitalized investments.

Excluding construction costs, operating costs and expenses rose 7.67% to Ps.585.68 million.

Table V: Operating Costs and Expenses for 4Q15

	4Q14	4Q15	% Change
Cost of Services	278,730	283,379	1.67
Administrative	41,360	52,161	26.11
Technical Assistance	47,963	59,282	23.60
Concession Fees	61,403	71,617	16.63
Depreciation and Amortization	114,508	119,240	4.13
Operating Costs and Expenses Excluding Construction Costs	543,964	585,679	7.67
Construction Costs	345,514	1,312,527	279.88
TOTAL	889,478	1,898,206	113.41

Operating margin for the quarter was 34.66% compared with 47.23% in 4Q14, reflecting increases of 113.41% in expenses and 72.37% in revenues.

Adjusted operating margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated as operating profit divided by total revenues less construction services revenues, was 63.23% in 4Q15 compared with 59.40% in 4Q14.

Comprehensive Financing Gain (Loss) for 4Q15 was a Ps.0.56 million loss, compared to a Ps.106.75 million loss in 4Q14. ASUR reported a 4Q15 foreign exchange loss of Ps.17.3 million due to the effect of the 2.03% depreciation of the Mexican peso against the U.S. dollar in 4Q15 on ASUR’s foreign currency net liability position. This reflects a year-over-year decrease compared to the Ps.126.96 million loss in 4Q14 resulting from the Mexican peso depreciation of 9.74% in that period.

In addition, in 4Q15, ASUR recognized a Ps.26.85 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the stockholders’ equity derived from the depreciation of the peso against the U.S. dollar.

ASUR 4Q15, Page 6 of 18

Table VI: Comprehensive Financing Result (Cost)

	4Q14	4Q15	Change	% Change
Interest income	40,612	44,625	4,013	9.88
Interest expenses	(20,403)	(27,856)	(7,453)	36.53
Foreign exchange gain (loss), net	(126,961)	(17,326)	109,635	(86.35)
Total	(106,752)	(557)	106,195	(99.48)

Income (Loss) from Equity Investment in Joint Venture. During 4Q15, our equity in the income of Aerostar, our joint venture with Highstar Capital IV and its affiliated funds, was a net loss of Ps.13.43 million. In addition, ASUR recorded a Ps.26.85 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), relating to the valuation of the shareholders’ equity derived from the depreciation of the peso against the U.S. dollar in 4Q15. In 4Q14, ASUR reported a net loss of Ps.17.30 million from our equity in the income of Aerostar and a Ps.144.71 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements relating to the valuation of the shareholders’ equity derived from the depreciation of the peso against the U.S. dollar.

During 4Q15, total passenger traffic at SJU airport increased 6.79% to 2,130,361 from 1,994,854 in 4Q14.

Income Taxes for 4Q15 increased by Ps.103.43 million year-over-year, principally due to the following factors:

•	A Ps.128.19 million increase in the provision for income taxes, reflecting a higher taxable income base at the Veracruz and Cancun airports, as well as at Cancun Airport Services; and

•         A Ps.24.02 million decline in deferred income taxes reflecting the recognition of the effects of inflation in the fiscal tax balance.

Net income for 4Q15 increased by 42.40% to Ps.730.83 million, up from Ps.513.23 million in 4Q14. Earnings per common share for the quarter were Ps.2.4361 and earnings per ADS (EPADS) were US$1.4123 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.1.7108 and EPADS of US$0.9918 for the same period last year. The higher net income principally reflects the 9.73% increase in passenger traffic. During 4Q15, ASUR reported a Ps.13.43 million loss corresponding to its participation in Aerostar, the joint venture to operate SJU airport, compared to a loss of Ps.17.30 million in the same period in 2014.

ASUR 4Q15, Page 7 of 18

Table VII: Summary of Consolidated Results for 4Q15

	4Q14	4Q15	% Change
Total Revenues	1,685,458	2,905,157	72.37
Aeronautical Services	837,157	956,472	14.25
Non-Aeronautical Services	502,787	636,158	26.53
Commercial Revenues	443,586	566,059	27.61
Total Revenues Excluding Construction Revenues	1,339,944	1,592,630	18.86
Construction Revenues	345,514	1,312,527	279.88
Operating Profit	795,980	1,006,951	26.50
Operating Margin	47.23%	34.66%	-1,257 bps
Adjusted Operating Margin[1]	59.40%	63.23%	+383 bps
EBITDA	910,488	1,126,191	23.69
EBITDA Margin	54.02%	38.77%	-1,525 bps
Adjusted EBITDA Margin[2]	67.95%	70.71%	+276 bps
Net Income	513,231	730,833	42.40
Earnings per Share	1.7108	2.4361	42.40
Earnings per ADS in US$	0.9918	1.4123	42.40

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.17.2487.

1.	Adjusted Operating Margin, excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

2.	Adjusted EBITDA Margin, excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Consolidated Results for FY15

Total revenues for FY15 increased year-over-year by 52.99% to Ps.8,994.60 million, mainly due to the following increases:

•	18.14% in revenues from aeronautical services as a result of the 12.88% increase in passenger traffic during the period;

•	25.87% in revenues from non-aeronautical services, mainly due to the 26.79% increase in commercial revenues detailed below; and

•	345.12% in construction services due to higher capital investments made during the period.

Commercial revenues for FY15 grew by 26.79% year-over-year, principally due to revenue increases in the following areas:

•         30.65% in retail operations;

•         21.10% in duty-free stores;

•         22.46% in food and beverage operations;

•         34.60% in car rentals;

•	43.98% in other income;
ASUR 4Q15, Page 8 of 18

•	20.54% in advertising;

•         18.34% in parking lot fees;

•         28.75% in banking and currency exchange services;

•         22.11% in ground transportation services; and

•         30.63% in teleservices.

Table VIII: Commercial Revenues per Passenger for FY15

(	FY14	FY15	% Change
Total Passengers *(‘000)	23,340	26,344	12.87
Total Commercial Revenues	1,743,486	2,210,549	26.79
Commercial revenues from direct operations (1)	411,681	424,682	3.16
Commercial revenues excluding direct operations	1,331,805	1,785,867	34.09

	4Q14	4Q15	% Change
Total Commercial Revenue per Passenger	74.70	83.91	12.34
Commercial revenue from direct operations per passenger (1)	17.64	16.12	(8.62)
Commercial revenue per passenger (excluding direct operations)	57.06	67.79	18.80

* For purposes of this table, approximately 182,700 and 203,200 transit and general aviation passengers are included for FY14 and FY15, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports, as well as the direct sale of advertising space until April 30, 2015, when advertising sales were concessioned to a third party.

Total operating costs and expenses for FY15 rose by 81.06% year-on-year, primarily due to the following increases:

•	345.12% in construction costs, resulting from higher committed improvements made to concessioned assets during the period;

•         25.60% in technical assistance costs, reflecting the corresponding increase in EBITDA during the period;

•	20.37% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee);

•         15.72% in administrative expenses, principally reflecting lower professional fees in FY14 resulting from the reversal of the expense provision in connection with the Master Development Plan. In addition, higher marketing expenses in connection with participation at

ASUR 4Q15, Page 9 of 18

international fairs, office leases and professional fees also contributed to the increase;

•	3.24% in depreciation and amortization, resulting mainly from higher capitalized investments; and

•	5.82% in cost of services, principally due to higher software license and professional fees, as well as security and maintenance expenses. The increase in cost of sales derived from the convenience stores directly operated by ASUR also contributed to this increase.

Excluding construction costs, operating costs and expenses rose 9.47% to Ps.2,341.00 million.

Table IX: Operating Costs and Expenses for FY15

	FY14	FY15	% Change
Cost of Services	1,081,376	1,144,327	5.82
Administrative	170,231	196,990	15.72
Technical Assistance	190,419	239,175	25.60
Concession Fees	242,165	291,505	20.37
Depreciation and Amortization	454,265	468,996	3.24
Operating Cost and Expenses Excluding Construction Costs	2,138,456	2,340,993	9.47
Construction Costs	579,774	2,580,707	345.12
TOTAL	2,718,230	4,921,700	81.06

Operating Margin was 45.28% in FY15 compared with 53.77% in FY14. This was mainly the result of the 81.06% increase in operating expenses which more than offset the 52.99% increase in revenues for the period.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated as operating profit divided by total revenues less construction services revenues, was 63.50% in FY15 compared with 59.65% in FY14.

Comprehensive Financing Gain (Loss) for FY15 was a Ps.109.96 million loss, compared to an Ps.114.98 million loss in FY14, principally due to a Ps.168.66 million foreign exchange loss in FY15 resulting from the impact of the 17.01% depreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net liability position. This compares with a Ps.154.53 million foreign exchange loss in FY14 resulting from the impact of the 12.66% depreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net liability position.

Furthermore, ASUR reported a Ps.272.76 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), relating to the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar.

ASUR 4Q15, Page 10 of 18

Interest income increased by Ps.34.35 million year-on-year as a result of the higher cash balance during the period. Interest expense rose by Ps.15.20 million, reflecting loans granted by BBVA Bancomer and Merrill Lynch.

Table X: Comprehensive Financing Gain (Loss)

	FY14	FY15	Change	% Change
Interest income	121,369	155,718	34,349	28.30
Interest expenses	(81,814)	(97,017)	(15,203)	18.58
Foreign exchange gain (loss), net	(154,532)	(168,664)	(14,132)	9.15
Total	(114,977)	(109,963)	5,014	(4.36)

Income (Loss) from Equity Investment in Joint Venture.

During FY15, our equity from the income of the Aerostar joint venture was Ps.50.92 million. In addition, ASUR recorded a Ps.272.76 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), relating to the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar. In FY14, ASUR reported a net gain of Ps.36.45 million from its equity in the income of Aerostar and a Ps.183.62 million gain in stockholders’ equity relating to the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar.

Total passenger traffic at SJU increased 1.02% in FY15 to 8,808,028 passengers from 8,600,411 during FY14.

Net income for FY15 increased by 27.59% to Ps.2,913.74 million. Earnings per common share for the twelve-month period were Ps.9.7125 and earnings per ADS (EPADS) were US$5.6308 (one ADS represents ten series B common shares). This compares with Ps.7.6124 per share and EPADS of US$4.4133 for FY14.

Net income for the year benefitted from the 12.88% increase in passenger traffic and reflects the Ps.50.92 million of equity in income corresponding to ASUR’s participation in Aerostar, the joint venture to operate SJU airport, compared to equity in income of Ps.36.45 million in FY14.

ASUR 4Q15, Page 11 of 18

Table XI: Summary of Consolidated Results for FY15

	FY14	FY15	Change
Total Revenues	5,879,163	8,994,597	52.99
Aeronautical Services	3,319,672	3,921,949	18.14
Non-Aeronautical Services	1,979,717	2,491,941	25.87
Commercial Revenues	1,743,486	2,210,549	26.79
Total Revenues Excluding Construction Revenues	5,299,389	6,413,890	21.03
Construction Revenues	579,774	2,580,707	345.12
Operating Profit	3,160,933	4,072,897	28.85
Operating Margin	53.77%	45.28%	-849 bps
Adjusted Operating Margin[1]	59.65%	63.50%	+385 bps
EBITDA	3,615,198	4,541,893	25.63
EBITDA Margin %	61.49%	50.50%	-1,099 bps
Adjusted EBITDA Margin[2]	68.22%	70.81%	+259 bps
Net Income	2,283,723	2,913,735	27.59
Earnings per Share	7.6124	9.7125	27.59
Earnings per ADS in US$	4.4133	5.6308	27.59

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.17.2487.

1.	Adjusted Operating Margin, excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

2.	Adjusted EBITDA Margin, excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for FY15 were Ps.4,014.73 million, resulting in an annual average tariff per workload unit of Ps.150.26. ASUR’s regulated revenues accounted for approximately 44.63% of total income for the period.

Compliance with maximum rate regulations is reviewed by the Mexican Ministry of Communications and Transportation at the close of each year.

Balance Sheet

On December 31, 2015, airport concessions represented 72.81% of the Company’s total assets, with current assets representing 11.43% and other assets representing 15.76%.

Cash and cash equivalents on December 31, 2015, were Ps.2,084.16 million, a decrease of 27.01% from the Ps.2,855.36 million recorded on December 31, 2014.

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Shareholders’ equity at the close of 4Q15 was Ps.20,408.05 million and total liabilities were Ps.5,717.84 million, representing 78.11% and 21.89% of total assets, respectively. Deferred liabilities represented 26.81% of ASUR’s total liabilities.

Total bank debt at December 31, 2015 was Ps.3,718.02 million, including Ps.9.55 million in accrued interest and commissions.

ASUR’s Cancun airport subsidiary has total bank loans of U.S.$215.0 million, comprised of two separate loans of US$107.5 million from each of BBVA Bancomer and Bank of America. The loans mature in 2022 and will amortize semi-annually from 2018 through 2022, pursuant to an agreed schedule.  The loans are denominated in U.S. dollars and charge interest at a rate equal to LIBOR plus 1.85%.  The loans are guaranteed by Grupo Aeroportuario del Sureste, S.A.B. de C.V. and were originally used to finance ASUR’s capital contribution and subordinated shareholder loan to Aerostar.

Capital Expenditures

During 4Q15, ASUR made investments of Ps.1,704.90 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans. Capital expenditures for FY15 totaled Ps.2,906.57 million.

Solar Energy Project

On December 16, 2015, ASUR announced it reached an agreement with SunPower Corp. (SunPower) for 36 megawatts of solar energy to serve its operations in Mexico. ASUR will buy solar energy to be generated by the solar power plant under a long-term purchase agreement with SunPower.

Opening of Terminal 3 Expansion

On December 18, 2015, ASUR inaugurated the expansion of Terminal 3 at Cancun International Airport, as contemplated in its master development plans.

4Q15 Earnings Conference Call

Day:	Tuesday, February 23, 2016
Time:	10:00 AM US ET; 9:00 AM Mexico City time
Dial-in number:	1-877-741-4248 (US & Canada) and 1-719-325-4760 (International & Mexico)
Access Code:	381861
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Please dial in 10 minutes before the scheduled start time.
Replay:	Tuesday, February 23, 2016 at 1:00 PM US ET, ending at midnight US ET on Tuesday, March 1, 2016. Dial-in number: 1-877-870-5176 (US & Canada); 1-858-384-5517 (International & Mexico). Access Code: 381861.

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR informs that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, BofA Merril Lynch, Citi Investment Research, Credit Suisse, Deutsche Bank, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Itau BBA, INVEX, JP Morgan, Morgan Stanley, Morningstar, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) Series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: February 22, 2016